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NEW YORK 10036-6522
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ERIC.REQUENEZ@SKADDEN.COM

June 17, 2009

VIA EDGAR Brion R. Thompson, Esq. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549
RE:	ING Clarion Real Estate Income Fund ("IIA")
ING Clarion Global Real Estate Income Fund ("IGR")
Dear Mr. Thompson:

We received your oral comments on April 7, 2009, May, 11, 2009 and May 21, 2009 to the Combined Proxy Statement/Prospectus on Form N-14 filed on March 10, 2009 (Nos. 333-157821 and 811-214656) (the "Registration Statement") pursuant to the Securities Act of 1933 (the "Securities Act") and the Investment Company Act of 1940 (the "1940 Act") regarding the reorganization (the "Reorganization") of IIA with IGR (together with IIA, each, a "Fund" and, collectively, the "Funds").

The Funds have considered your comments and have authorized us to make the responses and changes agreed upon to date to the Registration Statement on the Funds' behalf.  These changes are  reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which is filed herewith.  Copies of the changed pages to the Registration Statement were submitted to you with our letter dated May 6, 2009, and reflect the changes made in response to your comments, as well as other

Brion R. Thompson
Juen 17, 2009

changes made to the Registration Statement since the initial filing.  All changes were conformed throughout the Registration Statement, where applicable.

"Tandy" Representation

With respect to the Registration Statement, IGR hereby acknowledges the following:

The disclosure in the filing is the responsibility of IGR.  IGR acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter.  IGR also represents to the Securities and Exchange Commission (the "Commission") that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and IGR represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IGR further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve IGR from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (212) 735-3742 or Richard Prins at (212) 735-2790.

Sincerely,

/s/ Eric Requenez
Eric Requenez, Esq.

Enclosure

cc:	Richard Prins, Esq.